UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HOMEINNS HOTEL GROUP

(Name of Issuer)

American Depositary Shares, each representing two ordinary shares, par value $0.005 per share

(Title of Class of Securities)

43742E102

(CUSIP Number)

Cynthia LoBessette, Esq.
Oppenheimer Funds, Inc.
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

March 10, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒           Rule 13d-1(c)
☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE:  This Schedule 13G is filed further to the Schedule 13D filed by the Reporting Persons originally on June 29, 2015 and amended on March 2, 2016 and March 9, 2016 to confirm that the securities referred to in this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer.

Cusip No. 43742E102	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OppenheimerFunds, Inc. IRS No. 13-2527171
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,485,853
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,485,853

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,853
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.30%
12.	TYPE OF REPORTING PERSON (see instructions) IA

Cusip No. 43742E102	SCHEDULE 13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oppenheimer Developing Markets Fund IRS No. 93-6305075
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,724,113
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,724,113

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,724,113 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.72%
12.	TYPE OF REPORTING PERSON (see instructions) IV

Cusip No. 43742E102	SCHEDULE 13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Homeinns Hotel Group

(b)	Address of Issuer's Principal Executive Offices: Homeinns Hotel Group No. 124 Caobao Road Xuhui District Shanghai 200235

Item 2.

(a)	Name of Person Filing: OppenheimerFunds, Inc. Oppenheimer Developing Markets Fund

(b)
Address of the Principal Office or, if None, Residence:
For OppenheimerFunds, Inc.:
225 Liberty Street
New York, NY 10281

For Oppenheimer Developing Markets Fund:
6803 S. Tucson Way,
Centennial, CO 80112

(c)	Citizenship: OppenheimerFunds, Inc. is a Colorado corporation. Oppenheimer Developing Markets Fund is a statutory trust organized under the laws of Delaware.

(d)	Title of Class of Securities: American Depositary Shares, each representing two Ordinary Shares, par value $0.005 per share

(e)	CUSIP Number: 43742E102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

For OppenheimerFunds, Inc.:

(a)	Amount beneficially owned: 4,495,853

(b)	Percent of class: 9.30%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote : 4,495,853

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 4,495,853

Cusip No. 43742E102	SCHEDULE 13G	Page 5 of 6 Pages

For Oppenheimer Developing Markets Fund:

(a)	Amount beneficially owned: 3,724,113 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934)

(b)	Percent of class: 7.72%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote : 3,724,113

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 3,724,113

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Cusip No. 43742E102	SCHEDULE 13G	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2016

OPPENHEIMERFUNDS, INC.

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

OPPENHEIMER DEVELOPING MARKETS FUND

By:	OPPENHEIMERFUNDS, INC., as its
investment adviser and agent

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer